EXHIBIT 99.1

THE ROUSE COMPANY LP, A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

Under the terms of an Indenture dated as of February 24, 1995, The Rouse Company LP ("TRCLP") was required to file with the SEC the annual and quarterly reports and other documents which TRCLP would be required to file as if it was subject to Section 13(a) or 15(d) of the Exchange Act, regardless of whether TRCLP was subject to such requirements. TRCLP is no longer required to file reports or other documents with the SEC under Section 13(a) or 15(d). Accordingly, in lieu of such filing, certain financial and other information related to TRCLP has been included as this exhibit 99.1 to the General Growth Properties, Inc. ("GGP") Form 10-K.

All references to numbered notes are to specific footnotes to the consolidated financial statements of TRCLP as included in this exhibit. The descriptions included in such notes are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such consolidated financial statements and related notes. The terms "we," "us," and "our" in this exhibit may also be used to refer to TRCLP and its subsidiaries.

TRCLP (a Delaware limited partnership) is the successor company to The Rouse Company ("TRC"), which was incorporated as a business corporation under the laws of the State of Maryland in 1956. TRC was acquired by GGP (the "Merger") on November 12, 2004. The Merger (Note 1) resulted in TRCLP being a subsidiary of GGP, headquartered in Chicago, Illinois. GGP is a self-administered and self-managed Real Estate Investment Trust ("REIT"). GGP is a Delaware corporation and was organized in 1986.

MANAGEMENT'S OVERVIEW AND SUMMARY

We operate our business in two segments: the Retail and Other segment and the Master Planned Communities segment. Our primary business (our Retail and Other segment) is the ownership, management, leasing and development of rental properties, primarily shopping centers. We also develop and sell land for residential, commercial and other uses primarily in master planned communities (our Master Planned Communities segment). Management believes the most significant operating factor affecting incremental revenues and cash flow and real estate net operating income is increased rents (either base rental revenue or overage rents) earned from tenants at our properties. These rental revenue increases are primarily achieved by re-leasing existing space at higher current rents, increasing occupancy which results in more space generating rent and increasing tenant sales which results in increased overage rents. The expansion and renovation of a property also results in increased cash flows and net income as a result of increased customer traffic, trade area penetration and improved competitive position of the property.

Our Retail and Other segment includes retail or mixed-use centers, and office buildings (the "Consolidated Retail Properties") and interests in retail or mixed-use properties, and office buildings through investments in Unconsolidated Real Estate Affiliates (the "Unconsolidated Retail Properties"). For the purposes of this report, the Consolidated Retail Properties and the Unconsolidated Retail Properties are collectively referred to as our "Operating Property Portfolio."

Our Master Planned Communities segment includes the development and sale of residential and commercial land, primarily in large-scale projects in and around Columbia, Maryland; Summerlin (Las Vegas), Nevada; and Houston, Texas. We develop and sell finished and undeveloped land in such communities to builders and other developers for residential, commercial and other uses. In addition, our Master Planned Communities segment includes our interest in The Woodlands, a master planned community in the Houston, Texas metropolitan area. This project is classified in our Unconsolidated Real Estate Affiliates. Reference is made to Notes 2 and 5 for a further discussion of our investments in Unconsolidated Real Estate Affiliates.

MANAGEMENT'S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

REVENUES

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2006 primarily due to increased rents of approximately $12.2 million from The Shops at La Cantera which opened in September 2005. In addition, tenant rents increased at various properties primarily due to increased occupancy and rental rates as compared to 2005. Lease termination income increased approximately $2.9 million from 2005. Such amounts are normally negotiated based on amounts remaining to be collected on the terminated leases. As a result, lease termination income represents an acceleration, rather than an increase, in revenues collected on such leases. Management and other fees increased $4.1 million in 2006 primarily due to higher development fees. Land sales revenue increased by $39.3 million in 2006 primarily due to increased sales at our Summerlin operation.

OPERATING EXPENSES

     Real estate taxes increased approximately $4.3 million in 2006 due to increased property taxes at certain properties, including The Shops at La Cantera. Property operating and marketing costs decreased and property management and other costs increased primarily as a result of lower allocations of costs to our operating properties in 2006. Additionally, property operating costs decreased due to lower legal and insurance costs in 2006. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants, either specifically as allocated cost recovery charges or in the form of fixed or calculated occupancy charges, and, therefore, the changes in these expenses are generally consistent with the changes in tenant recovery revenues. The provision for doubtful accounts increased $11.0 million in 2006 which is primarily due to Oakwood Center, which was damaged in the third quarter of 2005 (Note 14).

NET INCOME (LOSS)

Interest expense increased as a result of higher interest rates and higher outstanding debt balances. The increase in the provision for income taxes is attributable to higher pre-tax book income subject to taxes at our TRS entities, especially at the properties included in our Master Planned Communities segment. The increase in the provision for income taxes is more significant than the increase in net operating income generated by this segment as certain expenses, including participation expense, are not deductible for tax purposes and the tax basis of properties sold is, generally, significantly lower than the cost of properties sold for financial reporting purposes. Equity in income of unconsolidated affiliates increased as a result of gains recognized related to property sales in 2006 by our unconsolidated joint ventures.

CASH POSITION AT DECEMBER 31, 2006

TRCLP's cash and cash equivalents decreased $8.7 million to $64.6 million as of December 31, 2006 as compared to December 31, 2005. The cash position of TRCLP is largely determined at any point in time by the relative short-term needs for cash by TRCLP and GGP. Advances to GGP by TRCLP increased in 2006, which is primarily due to $800.0 million from the sale of bonds by TRCLP, the proceeds of which were distributed to GGP. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

                              THE ROUSE COMPANY LP
                 A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                    CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                                            Page
                                                                                                           Number
CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms                                                    T-4
Consolidated Balance Sheets as of December 31, 2006 and 2005                                                 T-6
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years
     Ended December 31, 2006 and 2005, and the periods January 1, 2004 through
     November 12, 2004 and November 13, 2004 through December 31, 2004                                       T-7
Consolidated Statements of Changes in Equity/Partners' Capital for the Years
     Ended December 31, 2006 and 2005, and the periods January 1, 2004 through November
     12, 2004 and November 13, 2004 through December 31, 2004                                                T-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006 and
     2005, and the periods January 1, 2004 through November 12, 2004 and November
     13, 2004 through December 31, 2004                                                                      T-9
Notes to Consolidated Financial Statements                                                                  T-11
     Note 1       Organization                                                                              T-11
     Note 2       Summary of Significant Accounting Policies                                                T-11
     Note 3       Purchase Accounting Due to the Merger                                                     T-17
     Note 4       Discontinued Operations and Gains (Losses)  on Dispositions of
                  Interests in Operating Properties                                                         T-19
     Note 5       Unconsolidated Real Estate Affiliates                                                     T-20
     Note 6       Mortgage Notes and Other Property Debt Payable                                            T-23
     Note 7       Income Taxes                                                                              T-23
     Note 8       Rentals under Operating Leases                                                            T-25
     Note 9       Transactions with Affiliates                                                              T-26
     Note 10      Stock-Based Compensation Plans                                                            T-26
     Note 11      Pension, Post-Retirement and Deferred Compensation Plans                                  T-26
     Note 12      Other Provisions and Losses, Net                                                          T-28
     Note 13      Other Assets and Liabilities                                                              T-29
     Note 14      Commitments and Contingencies                                                             T-29
     Note 15      Recently Issued Accounting Pronouncements                                                 T-31

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
The Rouse Company LP
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of The Rouse Company LP and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income
(loss), partners' capital and cash flows for the years ended December 31, 2006 and 2005 and the period November 13, 2004 through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the period January 1, 2004 through November 12, 2004 were audited by other auditors whose report, dated April 17, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of The Rouse Company LP and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and the period November 13, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chicago, Illinois
February 28, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Partners
The Rouse Company LP:


We have audited the consolidated statements of operations and comprehensive income (loss), changes in equity/partners capital, and cash flows of The Rouse Company LP and subsidiaries for the period January 1, 2004 through November 12, 2004. These consolidated financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the period January 1, 2004 through November 12, 2004, of The Rouse Company LP and subsidiaries in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Baltimore, Maryland
April 17, 2006

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                                                                        December 31,
                                                                                             -----------------------------------
                                                                                                  2006                2005
                                                                                             ---------------     ---------------
ASSETS:                                                                                            (Dollars in thousands)
Investment in real estate:
      Land                                                                                $       1,348,939   $       1,263,288
      Buildings and equipment                                                                     8,338,449           8,370,635
      Less accumulated depreciation                                                               (665,982)           (357,859)
      Developments in progress                                                                      224,795             203,027
                                                                                             ---------------     ---------------
         Net property and equipment                                                               9,246,201           9,479,091
      Investment in and loans to/from Unconsolidated Real Estate Affiliates                       1,176,478           1,192,976
      Investment land and land held for development and sale                                      1,655,838           1,651,063
                                                                                             ---------------     ---------------
         Net investment in real estate                                                           12,078,517          12,323,130
Cash and cash equivalents                                                                            64,648              73,374
Accounts and notes receivable, net                                                                  102,723              88,142
Insurance recovery receivable                                                                        14,952              63,382
Goodwill                                                                                            371,674             420,624
Deferred expenses, net                                                                               67,936              51,607
Prepaid expenses and other assets                                                                   664,893             814,872
                                                                                             ---------------     ---------------
                Total assets                                                              $      13,365,343   $      13,835,131
                                                                                             ===============     ===============

LIABILITIES AND PARTNERS' CAPITAL:
Mortgage notes and other property debt payable                                            $       7,299,832   $       6,503,073
Deferred tax liabilities                                                                          1,302,205           1,286,576
Accounts payable and accrued expenses                                                               532,483             591,679
                                                                                             ---------------     ---------------
                                                                                                  9,134,520           8,381,328
                                                                                             ---------------     ---------------

Commitments and contingencies                                                                            --                  --

Partners' capital:
      Partners' capital                                                                           7,075,170           7,191,001
      Accumulated other comprehensive income (loss)                                                     (9)                 877
                                                                                             ---------------     ---------------
         Total partners' capital, before receivable from General Growth Properties,
         Inc.                                                                                     7,075,161           7,191,878
      Receivable from General Growth Properties, Inc.                                           (2,844,338)         (1,738,075)
                                                                                             ---------------     ---------------
         Total partners' capital                                                                  4,230,823           5,453,803
                                                                                             ---------------     ---------------
                Total liabilities and partners' capital                                  $       13,365,343   $      13,835,131
                                                                                             ===============     ===============

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
                             (Dollars in thousands)

                                                                   Post-Merger basis                             Pre-Merger basis
                                              -------------------------------------------------------------      -----------------
                                                Year ended           Year ended            For the period          For the period
                                               December 31,         December 31,        November 13 through       January 1 through
                                                   2006                 2005             December 31, 2004        November 12, 2004
                                              ----------------     ----------------     -------------------      -----------------
Revenues:
     Minimum rents                            $       650,866      $       622,766      $           84,893       $        478,662
     Tenant recoveries                                285,836              288,676                  33,792                216,099
     Overage rents                                     16,686               16,412                   3,293                  9,392
     Land sales                                       424,516              385,205                  66,436                281,640
     Management and other fees                         17,306               13,256                   2,293                 12,093
     Other                                             50,014               46,693                   7,541                 37,474
                                              ----------------     ----------------     -------------------      -----------------
        Total revenues                              1,445,224            1,373,008                 198,248              1,035,360
                                              ----------------     ----------------     -------------------      -----------------
Expenses:
     Real estate taxes                                 82,948               78,615                   9,878                 64,078
     Repairs and maintenance                           80,741               81,013                  10,533                 57,986
     Marketing                                         10,965               19,132                   1,388                  6,200
     Other property operating expenses                153,032              190,967                  23,711                160,370
     Land sales operations                            316,453              311,815                  63,767                167,769
     Property management and other costs               74,775               55,161                   5,642                 47,798
     Provision for doubtful accounts                   17,368                6,357                      --                 13,060
     Depreciation and amortization                    325,028              323,367                  34,895                159,629
     Other provisions and losses, net                      --                   --                      --                133,271
                                              ----------------     ----------------     -------------------      -----------------
        Total expenses                              1,061,310            1,066,427                 149,814                810,161
                                              ----------------     ----------------     -------------------      -----------------
     OPERATING INCOME                                 383,914              306,581                  48,434                225,199

Interest income                                         5,338                7,363                   2,260                  8,257
Interest expense                                    (339,915)            (259,927)                (34,565)              (215,072)
Gains on dispositions of interests in
  operating properties                                    --                   --                      --                 14,100
                                              ----------------     ----------------     -------------------      -----------------
     INCOME BEFORE INCOME TAXES,
        MINORITY INTERESTS AND EQUITY IN
         INCOME OF UNCONSOLIDATED
         AFFILIATES                                   49,337               54,017                  16,129                 32,484
Provision for income taxes                           (82,915)             (48,931)                 (1,992)               (63,941)
Minority interests                                    (4,642)              (1,474)                   (562)                (3,152)
Equity in income of unconsolidated
 affiliates                                           37,367               22,104                     749                 22,265
                                              ----------------     ----------------     -------------------      -----------------
     INCOME (LOSS) FROM CONTINUING
       OPERATIONS                                       (853)               25,716                  14,324               (12,344)
Discontinued operations                               (1,003)               14,317                     983                 52,390
                                              ----------------     ----------------     -------------------      -----------------
     NET INCOME (LOSS)                                (1,856)               40,033                  15,307                 40,046
Other items of comprehensive income
  (loss):
     Minimum pension liability
       adjustment                                         --                   --                      --                  4,159
     Unrealized gains (losses) on
       available-for-sale securities                    (328)                 (82)                      89                   (54)
     Net unrealized gains (losses) on
       financial instruments                            (558)                  870                      --                  3,110
                                              ----------------     ----------------     -------------------      -----------------
     Total other comprehensive income
       (loss)                                           (886)                  788                      89                  7,215
                                              ----------------     ----------------     -------------------      -----------------
COMPREHENSIVE INCOME (LOSS), NET              $       (2,742)      $        40,821      $           15,396       $         47,261
                                              ================     ================     ===================      =================

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
         CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/PARTNERS' CAPITAL

                                                                                                      Receivable
                                                                                                          from
                                                                       Accumulated     Accumulated      General
                                 Series B                Additional      deficit/         other         Growth
                                 Preferred   Common        paid-in      Partners'     comprehensive   Properties,
                                   stock      stock        capital       Capital      income (loss)      Inc.            Total
                                 ----------  ---------   ------------  -------------  --------------  ------------  ------------
                                                           (Dollars in thousands, except per share amounts)
PRE-MERGER BASIS:
BALANCE AT JANUARY 1, 2004              41        918      1,346,890       (10,991)        (11,894)            --     1,324,964

Net income                              --         --             --         40,046              --            --        40,046
Other comprehensive income              --         --             --             --           7,215            --         7,215
Dividends declared:
     Common stock - $4.00 per
       share                            --         --             --      (413,175)              --            --     (413,175)
Conversion of preferred stock         (41)         53           (12)             --              --            --            --
Tax benefit from stock options          --         --         14,928             --              --            --        14,928
Purchases of common stock               --        (7)       (31,110)             --              --            --      (31,117)
Common stock issued pursuant to
     Contingent Stock Agreement         --         12         51,806             --              --            --        51,818
Proceeds from exercise of
  stock options                         --         14         31,630             --              --            --        31,644
Other common stock issuances            --         46        221,871             --              --            --       221,917
Lapses of restrictions on
     common stock awards and
     other                              --          1          6,340             --              --            --         6,341
                                 ----------  ---------   ------------  -------------  --------------  ------------  ------------

BALANCE AT NOVEMBER 12, 2004     $      --   $  1,037    $ 1,642,343   $  (384,120)   $     (4,679)   $        --   $ 1,254,581
                                 ==========  =========   ============  =============  ==============  ============  ============

--------------------------------------------------------------------------------------------------------------------------------

POST-MERGER BASIS:
BALANCE AT NOVEMBER 13, 2004     $      --   $  1,037    $ 1,642,343   $  (384,120)   $     (4,679)   $        --   $ 1,254,581

Net income                              --         --             --         15,307              --            --        15,307
Other comprehensive income              --         --             --             --              89            --            89
Cancellation of common stock            --    (1,037)    (1,642,343)      1,643,380              --            --            --
Receivable from General Growth
  Properties, Inc.                      --         --             --             --              --     (650,876)     (650,876)
Net capital contributions               --         --             --      5,875,334           4,679            --     5,880,013
                                 ----------  ---------   ------------  -------------  --------------  ------------   ------------
BALANCE AT DECEMBER 31, 2004            --         --             --      7,149,901              89     (650,876)     6,499,114

Net income                              --         --             --         40,033              --            --        40,033
Other comprehensive income              --         --             --             --             788            --           788
Receivable from General Growth
  Properties, Inc.                      --         --             --             --              --   (1,087,199)   (1,087,199)
Tax benefit from stock options          --         --             --          1,067              --            --         1,067
                                 ----------  ---------   ------------  -------------  --------------  ------------  ------------
BALANCE AT DECEMBER 31, 2005            --         --             --      7,191,001             877   (1,738,075)     5,453,803

Net loss                                --         --             --        (1,856)              --            --       (1,856)
Other comprehensive loss                --         --             --             --           (886)            --         (886)
Distribution of Augusta Mall
     to General Growth
     Properties, Inc.                   --         --             --      (113,965)              --            --     (113,965)
Receivable from General Growth
  Properties, Inc.                      --         --             --             --              --   (1,106,263)   (1,106,263)
Tax expense from stock options          --         --             --           (10)              --            --          (10)
                                 ----------  ---------   ------------  -------------  --------------  ------------  ------------
BALANCE AT DECEMBER 31, 2006     $      --   $     --    $        --   $  7,075,170   $         (9)   $(2,844,338)  $  4,230,823
                                 ==========  =========   ============  =============  ==============  ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                    Post-Merger basis                              Pre-Merger basis
                                             -----------------------------------------------------------------     -----------------
                                               Year ended           Year ended             For the period           For the period
                                              December 31,         December 31,         November 13 through        January 1 through
                                                  2006                 2005              December 31, 2004         November 12, 2004
                                             ----------------     ----------------     -----------------------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                            $        (1,856)     $        40,033      $               15,307      $         40,046
Adjustments to reconcile net income (
   loss) to net cash provided by
   operating activities:
  Depreciation and amortization,
   including discontinued operations                 328,684              330,375                      36,534               166,392
  Merger-related market rate adjustment
   amortization                                      (31,149)             (46,098)                       (255)                   --
  Equity in income of unconsolidated real
   estate affiliates                                 (37,367)             (22,104)                       (749)              (22,265)
  Operating distributions received from
   unconsolidated real estate affiliates              40,283               22,104                         749                22,265
  Net losses (gains) on dispositions of
   interests in operating properties                   1,003               (6,249)                         --               (59,313)
  Impairment losses on operating
   properties and other assets                            --                   --                          --                   432
  Losses (gains) on extinguishment of
   debt                                               (3,487)                (267)                         --                 8,018
  Participation expense pursuant to
   Contingent Stock Agreement                        110,740              106,285                       8,513                54,166
  Land development and acquisition
   expenditures                                     (184,302)            (140,823)                    (27,563)             (141,893)
  Cost of land sales                                 175,184              181,301                      51,659                94,764
  Provision for doubtful accounts,
   including discontinued operations                  17,368                6,365                          --                13,026
  Debt assumed by purchasers of land                  (5,640)             (11,371)                       (318)               (6,385)
  Deferred income taxes                               53,469               26,945                       1,595                63,675
  Proceeds from the sale of marketable
   securities, including defined
   contribution plan assets                               --               27,740                       7,954                    --
  Straight-line rent amortization                    (19,328)             (19,526)                     (1,560)                   --
  Above and below market lease
   amortization                                       (9,574)              (6,192)                       (364)                   --
  Other intangible amortization                        7,567               11,242                       1,650                    --
  Decrease (increase) in accounts and
   notes receivable                                  (17,912)             (40,965)                     36,335               (39,033)
  Decrease (increase) in other assets                  8,742              (84,998)                     (1,827)               24,941
  Increase (decrease) in accounts
   payable, accrued expenses and
   other liabilities                                 (24,675)              70,240                    (117,249)               23,952
  Other, net                                           1,736                1,304                      (7,597)               (1,024)
                                             ----------------     ----------------     -----------------------     -----------------
Net cash provided by operating activities            409,486              445,341                       2,814               241,764
                                             ----------------     ----------------     -----------------------     -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition/development of real estate
   and improvements and additions to
   properties                                       (167,671)            (161,241)                    (21,598)             (505,721)
Proceeds from sale of investment
   properties                                         23,117              143,543                      10,380                95,967
Distributions received from
   unconsolidated real estate affiliates
   in excess of income                                27,099               45,032                      58,712                49,887
Increase in investments in unconsolidated
   real estate affiliates                            (24,436)             (15,481)                     (5,083)               (9,844)
Change in restricted cash                             12,036              (17,853)                      2,711                (4,992)
Collection of long-term notes receivable               4,822               15,374                          --                    --
Insurance recoveries                                  28,359                5,000                          --                    --
Other, net                                             7,249                5,515                         694                  (832)
                                             ----------------     ----------------     -----------------------     -----------------
     Net cash (used in) provided
      by investing activities                        (89,425)              19,889                      45,816              (375,535)
                                             ----------------     ----------------     -----------------------     -----------------

The accompanying notes are an integral part of these consolidated financial statements.

                     The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                 (In thousands)

                                                                      Post-Merger basis                             Pre-Merger basis
                                               -------------------------------------------------------------      ------------------
                                                 Year ended         Year ended           For the period            For the period
                                                December 31,       December 31,       November 13 through         January 1 through
                                                    2006               2005            December 31, 2004          November 12, 2004
                                               ----------------   ----------------   -----------------------      ------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of property debt              1,742,683          1,922,254                 1,330,676               1,089,466
Principal payments on mortgages, notes
  and other property debt payable                     (863,712)        (1,157,045)                 (724,837)               (763,778)
Advances to General Growth Properties, Inc.         (1,189,806)        (1,153,181)                 (650,876)                     --
Purchases of The Rouse Company-obligated
  mandatorily redeemable preferred
  securities                                                --                 --                        --                 (79,751)
Purchases of common stock                                   --                 --                        --                 (31,117)
Proceeds from issuance of common stock                      --                 --                        --                 221,917
Proceeds from exercise of stock options                     --                 --                        --                  31,644
Dividends paid                                              --                 --                        --                (413,175)
Deferred financing and other related costs              (9,581)            (3,765)                   (2,092)                     --
Distributions to minority interest
  partners of excess financing proceeds                     --            (26,816)                       --                      --
Other, net                                              (8,371)            (3,499)                     (382)                 (9,588)
                                               ----------------   ----------------   -----------------------      ------------------
     Net cash provided (used) by
      financing activities                            (328,787)          (422,052)                  (47,511)                 45,618
                                               ----------------   ----------------   -----------------------      ------------------
     Net change in cash and cash
      equivalents                                       (8,726)            43,178                     1,119                 (88,153)
Cash and cash equivalents at beginning of
  period                                                73,374             30,196                    29,077                 117,230
                                               ----------------   ----------------   -----------------------      ------------------
Cash and cash equivalents at end of period     $        64,648    $        73,374    $               30,196       $          29,077
                                               ================   ================   =======================      ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  Information:
     Interest paid                             $       409,247    $       305,680    $               43,146       $         194,058
     Interest capitalized                               46,075             46,198                     3,528                  33,255
     Income taxes paid                                  32,435              7,358                        --                  19,262

SCHEDULE OF NONCASH INVESTING AND
  Financing Activities:
     Common stock issued                       $            --    $            --    $                   --       $          51,818
     Capital lease obligations incurred                     --                 --                        --                   3,704
     Transfer of deferred compensation
       and retirement accounts from TRCLP
       to GGMI                                          20,062                 --                        --                      --
     Distribution of Augusta Mall from
       TRCLP to GGPLP                                  113,965                 --                        --                      --
     Tax benefit (expense) related to
       nonqualified stock options exercised                (10)             1,067                        --                  14,928
     Lapses of restrictions on common stock
       awards and other                                     --                 --                        --                   6,341
     Debt assumed by purchasers of land and
       other assets                                      5,640             11,371                       318                   6,385
     Debt assumed by purchasers of operating
       properties                                           --                 --                        --                 130,787
     Debt and other liabilities assumed or
       issued in other acquisitions of assets               --                 --                        --                 400,744
     Purchase price adjustments related to
      Merger:
     Land                                                   --             (2,720)                       --                      --
     Building and equipment                                 --            (24,808)                       --                      --
     Development in progress                                --            (52,904)                       --                      --
     Investment in Unconsolidated Real
      Estate Affiliates                                     --             49,203                        --                      --
     Mortgage notes and other debt payable                  --             35,862                        --                      --

The accompanying notes are an integral part of these consolidated financial statements.

                      The Rouse Company LP and Subsidiaries
                 A Subsidiary of General Growth Properties, Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1     ORGANIZATION

GENERAL

The consolidated financial statements include the accounts of The Rouse Company LP (the successor to The Rouse Company), ("TRC"), our subsidiaries and ventures ("we," "TRCLP" or "us") in which we have a controlling interest. Through our subsidiaries and affiliates, we acquire, develop and manage operating properties located throughout the United States and develop and sell land for residential, commercial and other uses primarily in master planned communities. The operating properties consist of retail centers, office and industrial buildings and mixed-use and other properties. The retail centers are primarily regional shopping centers in suburban market areas, but also include specialty marketplaces in certain downtown areas and several community retail centers. The office and industrial properties are located primarily in the Baltimore-Washington and Las Vegas markets or are components of large-scale mixed-use properties (which include retail, parking and other uses) located in other urban markets. Land development and sales operations are predominantly related to large scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.

In this report, we refer to our ownership interests in majority owned or controlled properties as "Consolidated Properties," to our ownership interests in joint ventures in which we own a non-controlling interest as "Unconsolidated Real Estate Affiliates" and the properties owned by such joint ventures as the "Unconsolidated Properties." Our "Company Portfolio" includes both our Consolidated Properties and our Unconsolidated Properties.

MERGER WITH GENERAL GROWTH PROPERTIES, INC.

On August 19, 2004, TRC executed a definitive merger agreement, which was approved by TRC's Board of Directors, with General Growth Properties, Inc. ("GGP"). On November 9, 2004, TRC's shareholders approved the merger (the "Merger"). On November 12, 2004, the Merger was completed and TRC was merged with and into us. A subsidiary of GGP was then merged with and into us and through a series of transactions, we were converted to a limited partnership and a subsidiary of GGP.

Typically, the effects of a merger transaction are reflected on the date of the transaction in the financial statements of the acquired company by adjusting its basis of assets and liabilities to their fair values in order to reflect the purchase price paid in the acquisition. However, there are certain exceptions (related to the presence of public debt that is qualitatively or quantitatively significant) to this requirement that would allow a company to elect to not apply this general practice. Accordingly, we had elected to not reflect these purchase accounting adjustments in our consolidated financial statements that were previously prepared and filed with the Securities and Exchange Commission ("SEC") for 2004.

However, in 2005, we reflected these purchase accounting adjustments in our consolidated financial statements, and the consolidated balance sheet for December 31, 2004 was adjusted. The adjustments are reflected in our consolidated financial statements in 2004 from the date of the Merger. Accordingly, operations for 2004 have been split between periods prior to, and subsequent to, the Merger. Operations subsequent to the Merger have been presented on a purchase price-adjusted basis (Note 3). As a result, a single underlying set of information can be used for both our and GGP's consolidated financial statements.


NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TRCLP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the non-controlling partner's share of operations (generally computed as the joint venture partner's ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.

PROPERTIES

Real estate assets acquired subsequent to the Merger date are stated at cost. For property owned by TRC at the Merger date, the carrying value of such assets was set at fair value by purchase accounting adjustments (Note 3). Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated fair value of the completed property. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other third-party costs related directly to the acquisition of a property, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are written off as a component of operating expenses.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

Our real estate assets, including developments in progress, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of carrying value of the asset over its estimated fair value will be charged to operations.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

                                                                   YEARS
                                                                   -----
           Buildings and improvements                              40-45
           Equipment, tenant improvements and fixtures             5-10

ACQUISITIONS OF OPERATING PROPERTIES

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. Initial valuations are subject to change until such information is finalized no later than 12 months from the acquisition date.

The fair values of tangible assets are determined on an "if-vacant" basis. The "if-vacant" fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on comparable sales and other relevant information obtained in connection with the acquisition of the property.

The estimated fair value of acquired in-place at-market tenant leases are the costs we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. Acquired in-place at-market tenant leases are amortized over the average lease term.

Intangible assets and liabilities are also recorded for above-market and below-market in-place tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market in-place tenant and ground lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received or paid pursuant to the in-place leases and our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the leases. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (approximately five years for tenant leases and approximately 50 years for ground leases).

Due to existing contacts and relationships with tenants at our currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships at the acquired properties.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. An impairment loss for an asset group is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, unless the fair value of specific components of the reporting group are determinable without undue cost and effort.

INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages.

For those joint ventures where we own less than a 5% interest and have virtually no influence on the joint venture's operating and financial policies, we account for our investments using the cost method.

CASH AND CASH EQUIVALENTS

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities with maturities at dates of purchase in excess of three months are carried at amortized cost as it is our intention to hold these investments until maturity. Other investments in marketable equity securities subject to significant restrictions on sale or transfer are classified as available-for-sale and are carried at fair value with unrealized changes in values recognized in other comprehensive income.

RECEIVABLE FROM GENERAL GROWTH PROPERTIES, INC.

The amounts receivable from General Growth Properties, Inc. are non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Partners' Capital.

LEASES

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

DEFERRED EXPENSES

Deferred expenses consist principally of financing fees, leasing costs and commissions. Deferred financing fees are amortized to interest expense using the interest method (or other methods which approximate the interest method) over the terms of the respective agreements. Deferred leasing costs and commissions are amortized using the straight-line method over the average life of the tenant leases. Deferred expenses in our Consolidated Balance Sheets are shown at cost, net of accumulated amortization of $7.4 million as of December 31, 2006 and $2.1 million as of December 31, 2005.

REVENUE RECOGNITION AND RELATED MATTERS

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases. Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties.

Straight-line rents receivable, which represent the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases, of approximately $39.7 million as of December 31, 2006 and $20.0 million as of December 31, 2005 are included in Accounts and notes receivable, net in our Consolidated Balance Sheets.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. We also evaluate the probability of collecting future rent which is recognized currently under a straight-line methodology. This analysis considers the long-term nature of our leases, as a certain portion of the straight-line rent currently recognizable will not be billed to the tenant until many years into the future. Our experience relative to unbilled deferred rent receivable is that a certain portion of the amounts straight-lined into revenue are never collected from (or billed to) the tenant due to early lease terminations. For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized. Accounts and notes receivable in our Consolidated Balance Sheets are shown net of an allowance for doubtful accounts of $38.3 million as of December 31, 2006 and $39.6 million as of December 31, 2005.

Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Management and other fees primarily represent management and leasing fees, construction fees, financing fees and fees for other ancillary services performed for the benefit of the Unconsolidated Real Estate Affiliates and for properties owned by third parties. Such fees are recognized as revenue when earned.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances. For land sale transactions in which we are required to perform additional services and incur significant costs after title has passed, revenues and cost of sales are recognized on a percentage of completion basis.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each community development project. The cost ratios used are based on actual costs incurred and estimates of future development costs and sales revenues to completion of each project. The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans. Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project. The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

INCOME TAXES (NOTE 7)

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. An increase or decrease in the deferred tax liability that results from a change in circumstances, and which causes a change in our judgment about expected future tax consequences of events, is included in the current tax provision. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision.

     In many of our Master Planned Communities, gains with respect to sales of land for commercial use, condominiums or apartments are reported for tax purposes on the percentage of completion method. Under the percentage of completion method, gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations. In contrast, gains with respect to sales of land for single family residential residences are reported for tax purposes under the completed contract method. Under the completed contract method, gain is recognized for tax purposes when 95% of the costs of our contractual obligations are incurred.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to reduce risk associated with movements in interest rates. We may choose or be required by lenders to reduce cash flow and earnings volatility associated with interest rate risk exposure on variable-rate borrowings and/or forecasted fixed-rate borrowings by entering into interest rate swaps or interest rate caps. We do not use derivative financial instruments for speculative purposes.

Under interest rate cap agreements, we make initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates exceed specified levels during the agreement period. Under interest rate swap agreements, we and the counterparties agree to exchange the difference between fixed-rate and variable-rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less.

Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparty. We do not require any collateral under these agreements, but deal only with highly-rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and expect that all counterparties will meet their obligations.

Substantially all of our interest rate swap and other derivative financial instruments qualify as cash flow hedges and hedge our exposure to forecasted interest payments on variable-rate LIBOR-based debt. Accordingly, the effective portion of the instruments' gains or losses is reported as a component of other comprehensive income and reclassified into earnings when the related forecasted transactions affect earnings. If we discontinue a cash flow hedge because it is no longer probable that the original forecasted transaction will occur or if a hedge is deemed no longer effective, the net gain or loss in accumulated other comprehensive income (loss) is immediately reclassified into earnings.

We have not recognized any losses as a result of hedge discontinuance and the expense that we recognized related to changes in the time value of interest rate cap agreements and ineffective hedges was insignificant for 2006, 2005 and 2004.

Amounts receivable or payable under interest rate cap and swap agreements are accounted for as adjustments to interest expense on the related debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of our financial instruments approximate their carrying value in our financial statements except for debt. We estimated the fair value of our debt based on quoted market prices for publicly-traded debt and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assume the debt is outstanding through maturity and consider the debt's collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The carrying amount and estimated fair value of our debt are summarized as follows (in thousands):


                                                  2006                                    2005
                                 ------------------------------------    ------------------------------------
(IN THOUSANDS)                        CARRYING       ESTIMATED FAIR           CARRYING        ESTIMATED FAIR
                                       AMOUNT            VALUE                 AMOUNT             VALUE
                                       ------            -----                 ------             -----
Fixed-rate debt                     $  7,011,545        $  6,950,810        $  6,186,915        $  6,112,798
Variable-rate debt
                                         288,287             289,692             316,158             317,094
                                 ----------------    ----------------    ----------------   -----------------
                                    $  7,299,832        $  7,240,502        $  6,503,073        $  6,429,892
                                 ================    ================    ================   =================


STOCK-BASED COMPENSATION

We applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based employee compensation plans. Under this method, compensation cost was recognized for awards of shares of common stock or stock options to our officers and employees only if the quoted market price of the stock at the grant date (or other measurement date, if later) was greater than the amount the grantee must pay to acquire the stock. The following table summarizes the pro forma effects on net income (in thousands) and earnings per share of common stock for the period from January 1 to November 12, 2004 using an optional fair value-based method, rather than the intrinsic value-based method, to account for stock-based compensation awards made since 1995. Subsequent to the Merger, there were no outstanding shares of common stock, all outstanding stock options became fully vested, settled and expensed, and stock-based compensation plans were terminated as of the date of the Merger.


                                                                              Pre-Merger basis
                                                                           -----------------------
                                                                                January 1 to
                                                                                November 12,
                                                                                   2004*
                                                                           -----------------------
Net income, as reported                                                 $                  40,046
Add: Stock-based employee compensation expense included in
     determined reported net earnings, net of related tax effects
     and amounts capitalized                                                                2,745
Deduct: Total stock-based employee compensation expense
     under fair value-based method, net of related tax effects
     and amounts capitalized                                                             (20,911)
                                                                           -----------------------
Pro forma net income                                                    $                  21,880
                                                                           =======================

* All TRC options and common stock of employees were settled as of the Merger date

EARNINGS PER SHARE ("EPS")

Earnings per share amounts are not presented as there were no outstanding shares of common stock at December 31, 2006, 2005 and 2004 due to the Merger.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.

RECLASSIFICATIONS AND CORRECTIONS

Certain amounts in the 2005 and 2004 Consolidated Financial Statements have been reclassified to conform to the current year presentation.

     During 2006, we made various corrections to the purchase price allocation related to the Merger that was recorded in our 2005 Consolidated Financial Statements. Corrections related to the aggregate net deferred tax liabilities related to the Merger reduced deferred tax liabilities by approximately $58.7 million with a corresponding reduction to goodwill in the first quarter of 2006 and additional corrections identified in the fourth quarter increased deferred tax liabilities by $15.5 million, increased goodwill by $9.8 million, increased deferred tax assets by $2.1 million and decreased current taxes payable by $3.6 million. The net reductions to deferred tax liabilities of $43.2 million and goodwill of $48.9 million and the other corrections noted above, had no impact on earnings for the years ended December 31, 2006 and 2005, or any period within such years.

Additionally, we reclassified approximately $65 million of below-market ground leases, which were included in prepaid expenses and other assets in our December 31, 2005 Consolidated Balance Sheet, to owned land in 2006. This change and the corresponding revision of previously recorded amortization decreased other property operating costs by approximately $1.9 million and increased net income by approximately $1.5 million during 2006. We also corrected the amortization period used to amortize the tenant-related intangible assets and liabilities at one of our properties. This correction increased depreciation and amortization by approximately $2.4 million and decreased net income by approximately $2.0 million in 2006.

None of the adjustments impacted our cash flows from operating, investing or financing activities in any period in 2006 or 2005. We believe that the effects of these changes are not material to our Consolidated Financial Statements.

NOTE 3 PURCHASE ACCOUNTING DUE TO THE MERGER

Under terms of the Merger, TRC shareholders received consideration of $67.50 per share reduced by the payment of any extraordinary dividends. We declared and paid an extraordinary dividend in November 2004 of $2.29474 per share. This reduced the merger consideration to $65.20526 per share.

Effective with the Merger, each of our outstanding stock options and restricted stock grants became fully vested. Each option holder received a cash payment equal to the excess of the merger consideration over the exercise price per share of the stock option. Each holder of restricted stock received a cash payment equal to the per share merger consideration. These payments are not included in our results of operations on either the Pre-Merger or Post-Merger basis.

At the time of the Merger, the common stock of TRC was canceled and retired. Additionally, all stock-based employee compensation plans (stock option plans and stock bonus plans) were terminated. As a result, our consolidated financial statements do not contain common stock related disclosures, such as earnings per share amounts or certain information regarding stock-based compensation, for the years ended December 31, 2006 and 2005 and for any periods in 2004.

The Merger has been accounted for using the purchase method and, accordingly, our properties' results of operations subsequent to the Merger reflect a new basis of accounting from the date of acquisition. Therefore, our operating results for the years ended December 31, 2005 and 2006 and for the period November 13, 2004 to December 31, 2004 reflect this new, Post-Merger, basis of our assets and liabilities. However, the results for the period January 1, 2004 to November 12, 2004 continue to reflect the prior TRC historical, Pre-Merger, carrying amounts. Estimates of future cash flows and other valuation techniques were used to allocate the purchase price to our properties between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market leases, acquired above- and below-market leases and tenant relationships.

In addition, the accompanying consolidated statements of operations for 2004 have been separated to present operations on a Pre-Merger basis (January 1 to November 12, 2004), and on a Post-Merger basis (November 13 to December 31,
2004). A reconciliation of the previously reported full year 2004 presentation to the current presentation of 2004 is as follows (computed as the total for 2004 less the period in 2004 prior to the Merger yielding unadjusted Post-Merger results; then applying purchase accounting and other adjustments to yield Post-Merger 2004 period operations reflecting purchase accounting, discontinued operations, and current year reclassifications):

                                                             Pre-Merger basis                                         Post-Merger
                                        ----------------------------------------------------                             basis
                                          Year ended                             (Unaudited)                          -----------
                                         December 31,          January 1         November 13         Purchase         November 13
                                             2004               through            through          Accounting          through
                                        (as previously        November 12,       December 31,       and Other         December 31,
(In thousands)                             reported)              2004               2004          Adjustments*           2004
                                           ---------              ----               ----          ------------           ----
Revenues:
     Minimum rents and
       other tenant revenues ....        $   849,714         $   704,153         $ 145,561         $ (23,583)          $ 121,978
     Land sales..................            361,965             281,640            80,325           (13,889)             66,436
     Fees and other..............             58,554              49,567             8,987               847               9,834
                                         -----------         -----------         ---------         ---------           ---------
        Total revenues...........          1,270,233           1,035,360           234,873           (36,625)            198,248
                                         -----------         -----------         ---------         ---------           ---------
Expenses:
     Property operating
       expenses .................            355,341             288,634            66,707           (21,197)             45,510
     Land sales
       operations ...............            207,324             167,769            39,555            24,212              63,767
     Property management
       and other costs ..........             52,786              47,798             4,988               654               5,642
     Provision for
       bad debts ................             14,338              13,060             1,278            (1,278)                 --
     Depreciation and
       amortization .............            193,437             159,629            33,808             1,087              34,895
     Other provisions
       and losses, net ..........            452,956             133,271           319,685          (319,685)                 --
     Impairment losses
       on operating properties ..             69,538                  --            69,538           (69,538)                 --
                                         -----------         -----------         ---------         ---------           ---------
        Total expenses...........          1,345,720             810,161           535,559          (385,745)            149,814
                                         -----------         -----------         ---------         ---------           ---------
     OPERATING INCOME (LOSS) ....            (75,487)            225,199          (300,686)          349,120              48,434

Interest expense, net............           (245,698)           (206,815)          (38,883)            6,578             (32,305)

Net gains (losses) on
     dispositions of interests
     in operating properties ....             14,121              14,100                21               (21)                 --
                                         -----------         -----------         ---------         ---------           ---------
     INCOME BEFORE INCOME TAXES,
        ALLOCATIONS TO MINORITY
        INTEREST AND FROM
        UNCONSOLIDATED REAL
        ESTATE AFFILIATES .......           (307,064)             32,484          (339,548)          355,677              16,129
Provision for income taxes ......            (39,505)            (63,941)           24,436           (26,428)             (1,992)
Income (losses) allocated to
     minority interests .........                 --              (3,152)            3,152            (3,714)               (562)
Equity in income of
     unconsolidated real
     estate affiliates ..........             26,409              22,265             4,144            (3,395)                749
                                         -----------         -----------         ---------         ---------           ---------
     INCOME (LOSS) FROM
        CONTINUING OPERATIONS ...           (320,160)            (12,344)         (307,816)          322,140              14,324
Discontinued operations .........             45,399              52,390            (6,991)            7,974                 983
                                         -----------         -----------         ---------         ---------           ---------
     NET INCOME (LOSS)...........        $  (274,761)        $    40,046         $(314,807)        $ 330,114           $  15,307
                                         ===========         ===========         =========         =========           =========

* Purchase accounting adjustments represent differences in amounts reported on a Pre-Merger and Post-Merger basis resulting from the adjustment of assets and liabilities to fair value as of the Merger date. Examples of such adjustments include the difference in depreciation of assets at fair value versus historical cost and the difference in rent revenues related to a new lease revenue recognition period commencing on the Merger date. Other adjustments include reclassifications to conform presentation to that of GGP and adjust for certain charges previously reported that we believe should not be included in either the Pre-Merger or Post-Merger periods. Such adjustments include impairment charges resulting from changes in new management's plans or intentions with respect to the future operation of assets, loss contingencies due to new management's intentions with respect to the potential settlement of certain litigation matters, charges related to the acceleration of vesting of stock options, the effect of 2005 sales of properties on discontinued operations, and certain severance costs that are reflected in the fair values of the assets and liabilities on the Merger date rather than in operations.

As discussed above, a portion of the aggregate purchase price relating to the Merger was allocated to intangible assets and liabilities. This allocation, the accumulated amortization since the Merger date and the net carrying value of each intangible asset and liability component is as follows (in thousands):

                                                                 Accumulated
                                               Gross Asset      (Amortization)/    Net Carrying
                                               (Liability)        Accretion           Amount
                                               -----------        ---------           ------
DECEMBER 31, 2006
Tenant leases:
   In-place value .....................        $ 544,623         $(273,011)        $ 271,612
   Above-market .......................          106,360           (52,702)           53,658
   Below-market .......................         (143,343)           68,304           (75,039)
Ground leases:
   Above-market .......................          (16,968)            1,007           (15,961)
   Below-market .......................          291,907           (12,836)          279,071
Real estate tax stabilization agreement           91,879            (8,501)           83,378

DECEMBER 31, 2005
Tenant leases:
   In-place value .....................        $ 552,052         $(150,008)        $ 402,044
   Above-market .......................          106,117           (29,023)           77,094
   Below-market .......................         (145,120)           35,578          (109,542)
Ground leases:
   Above-market .......................          (16,968)              535           (16,433)
   Below-market .......................          358,524            (8,736)          349,788
Real estate tax stabilization agreement           91,879            (4,691)           87,188

Changes in gross asset (liability) balances are the result of the ground lease reclassification, the distribution of Augusta Mall to GGP, and acquisition of the minority interest in two joint ventures.

Amortization of these intangible assets and liabilities and similar assets and liabilities from our unconsolidated real estate affiliates, at our share, decreased income (excluding the impact of provision for income taxes) by $147.7 million in 2006, $164.4 million in 2005, and $16.9 million in the period November 13 to December 31, 2004.

     Future amortization, including our share of such amounts from unconsolidated real estate affiliates, is estimated to decrease income (excluding the impact of provision for income taxes) by approximately $140 million in 2007, $100 million in 2008, $50 million in 2009, $30 million in 2010 and $20 million in 2011.

OTHER ACQUISITION AND DEVELOPMENT ACTIVITIES

In December 2006, we acquired our joint venture partners' minority interest in the Owings Mills 3 and 4 office properties for $6.0 million.

We are an investor in a consolidated joint venture that is developing The Shops at La Cantera, a regional retail center in San Antonio, Texas. The project held its grand opening of its first phase on September 15, 2005.


NOTE 4 DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

We sell interests in retail centers that are not consistent with our long-term business strategies or not meeting our investment criteria and office and other properties that are not located in our master-planned communities or not part of urban mixed-use properties. We may also dispose of properties for other reasons.

In December 2003, as part of an agreement to acquire interests in entities developing The Woodlands (see Note 5), we agreed to dispose of Hughes Center, a master planned business park in Las Vegas, Nevada, comprising eight office buildings totaling approximately 1.1 million square feet, nine ground leases and approximately 13 acres of developable land. The sales of two of the office buildings and two of the ground leases closed in December 2003 for cash of $29.0 million and the assumption by the buyer of $9.6 million of mortgage debt. We recorded aggregate gains on these sales of approximately $10.1 million. The remaining sale of the properties in Hughes Center closed in 2004 for cash of $71.3 million and the assumption by the buyer of $110.8 million of mortgage debt. We recorded aggregate gains on these sales of approximately $42.2 million (net of deferred income taxes of $2.7 million).

In May 2004, we agreed to sell our interests in two office buildings in Hunt Valley, Maryland. We recorded aggregate impairment losses of $1.4 million in the fourth quarter of 2003 and $0.4 million in 2004 related to these properties. These properties were sold in October 2004 for net proceeds of $8.4 million.

In March 2004, we sold our interests in Westdale Mall, a retail center in Cedar Rapids, Iowa, for cash of $1.3 million and the assumption by the buyer of $20.0 million of mortgage debt. We recognized a gain of $0.8 million relating to this sale. We recorded an impairment loss of $6.5 million in 2003 related to this property.

We also recorded in 2004 net gains of $2.0 million (net of deferred income taxes of $0.4 million) related to the resolutions of certain contingencies related to disposals of properties in 2002 and 2003.

In 2000, we contributed our ownership interests in 37 buildings in two industrial parks to a joint venture in exchange for cash and a minority interest in the venture. We also guaranteed $44.0 million of indebtedness of the venture and, because of the nature of our continuing involvement in the venture, deferred a portion of the gains from the transaction. In June 2004, we redeemed our interest in the venture and terminated our guarantee of its indebtedness. Accordingly, we recognized the previously deferred gain of $12.7 million (net of deferred income taxes of approximately $1.7 million).

In April 2004, we sold most of our interest in Westin New York, a hotel in New York City, for net proceeds of $15.8 million and recognized a gain of $1.4 million (net of deferred income taxes of $0.8 million).

In December 2005, the GGP Board of Directors approved two separate plans to dispose of certain office/industrial properties. The plans included 21 office properties which were sold at an aggregate sale price of approximately $125 million and 16 industrial buildings which were sold at an aggregate sale price of approximately $57 million. All of the properties were located in Hunt Valley and Woodlawn, Baltimore, Maryland. The sales closed in December 2005. As a result of the depositions, we recognized a loss of approximately $1.3 million in 2006 and a gain of approximately $6.2 million in 2005.

Effective October 27, 2006, we distributed our ownership interest in Augusta Mall, LLC to GGP.

The operating results of the properties included in discontinued operations are summarized as follows (in thousands):

                                                                 Post-Merger basis*                 Pre-Merger basis
                                                                 ------------------                 ----------------
                                                             Year ended        November 13 to         January 1 to
                                                            December 31,        December 31,          November 12,
                                                                2005                2004                  2004
                                                                ----                ----                  ----
Revenues .........................................            $ 24,275             $ 2,812             $ 23,486
Operating expenses, exclusive of depreciation,
     amortization and impairments ................             (10,388)             (1,061)              (8,402)
Interest income (expense), net ...................                (339)                  1                 (330)
Depreciation and amortization ....................              (5,480)               (769)              (6,763)
Impairment losses on operating properties ........                  --                  --                 (432)
Gains on dispositions of operating properties, net               6,249                  --               45,213
Income tax benefit (provision), primarily deferred                  --                  --                   63
Income allocated to minority interests ...........                  --                  --                 (445)
                                                              --------             -------             --------
        Discontinued operations ..................            $ 14,317             $   983             $ 52,390
                                                              ========             =======             ========

* There were no significant discontinued operations for the year ended December 31, 2006.

NOTE 5 UNCONSOLIDATED REAL ESTATE AFFILIATES

We own interests in unconsolidated real estate affiliates that own and/or develop properties, including master planned communities. We use these ventures to limit our risk associated with individual properties and to reduce our capital requirements. We may also contribute interests in properties we own to unconsolidated ventures for cash distributions and interests in the ventures to provide liquidity as an alternative to outright property sales. We account for the majority of these ventures using the equity method because the ventures do not meet the definition of a variable interest entity and we have joint interest and control of these properties with our venture partners.

At December 31, 2006, these ventures were primarily partnerships and corporations which own retail centers (most of which we manage) and a venture developing the master planned community known as The Woodlands, near Houston, Texas. In January 2004, we acquired our partners' interests in the joint venture that is developing the master-planned community known as Fairwood, in Prince George's County, Maryland, increasing our ownership to 100%. Prior to this transaction, we held a noncontrolling interest in this venture and accounted for our investment as an investment in unconsolidated real estate affiliates. We consolidated the venture in our financial statements from the date of the acquisition.

In April 2004, we sold most of our interest in Westin New York, a hotel in New York City, for net proceeds of $15.8 million and recognized a gain of approximately $1.4 million (net of deferred income taxes of $0.8 million). In September 2006, we sold the remaining interest in Westin New York and recognized no gain.

In December 2003, we acquired a 50% interest in the retail component and certain office components of Mizner Park, a mixed-use property in Boca Raton, Florida, for approximately $34 million. In January 2004, we acquired a 50% interest in the remaining office components of Mizner Park for approximately $18 million.

On December 31, 2003 we acquired, for approximately $185 million, certain office buildings and a 52.5% economic interest in entities (which we refer to as the "Woodlands Entities") that own The Woodlands, a master planned community in the Houston, Texas metropolitan area. Assets owned by the Woodlands Entities at the time of acquisition included approximately 5,500 acres of land, three golf course complexes, a resort conference center, a hotel, interests in seven office buildings and other assets. Two of the office buildings were sold during 2004. In January 2006 one building was sold and in December 2006 four buildings were sold for total cash proceeds of $17.7 million and a gain of approximately $9.0 million. Of this amount, $5.3 million was recorded as operating income, as the building was constructed with the intent to sell and considered inventory.

As a result of these transactions and the ongoing operations of the ventures, cumulative distributions, primarily from financing proceeds, from certain of these ventures exceed our investments in them. This balance aggregated $21.9 million and $18.0 million at December 31, 2006 and 2005, respectively and is included in other liabilities.

The condensed, combined balance sheets of ventures accounted for using the equity method as of December 31, 2006 and 2005 and the condensed, combined statements of income are summarized as follows (in thousands):

                                                                         December 31,
                                                                         ------------
                                                                  2006                  2005
                                                                  ----                  ----
Net property and property-related deferred expenses            $2,703,977            $2,700,701
Accounts and notes receivable .....................                60,103                46,664
Prepaid expenses and other assets .................               140,499               116,168
Cash and cash equivalents .........................                75,143                51,267
                                                               ----------            ----------
     Total assets .................................            $2,979,722            $2,914,800
                                                               ==========            ==========

Mortgage notes and other property debt payable ....            $1,850,687            $1,857,590
Accounts payable and other liabilities ............               209,244               200,077
Owners' equity ....................................               919,791               857,133
                                                               ----------            ----------
     Total liabilities and owners' equity .........            $2,979,722            $2,914,800
                                                               ==========            ==========

                                                                         December 31,
                                                              ---------------------------------
                                                                   2006              2005
                                                              ---------------   ---------------
Owners' equity                                                    $  919,791        $  857,133
Less joint venture partners' equity                                 (545,908)         (512,605)
Capital or basis differences and loans                               802,595           848,448
                                                              ---------------   ---------------
Investment in and loans to/from Unconsolidated
     Real Estate Affiliates                                      $ 1,176,478       $ 1,192,976
                                                              ===============   ===============

                                                                         Post-Merger basis                         Pre-Merger basis
                                                        ------------------------------------------------------     ----------------
                                                         Year ended           Year ended        November 13 to        January 1 to
                                                        December 31,         December 31,        December 31,         November 12,
                                                            2006                 2005                2004                 2004
                                                            ----                 ----                ----                 ----
Revenues .....................................           $ 670,897            $ 590,801            $ 90,604            $ 441,238
Operating and interest expenses ..............            (465,708)            (405,088)            (58,681)            (301,229)
Depreciation and amortization ................             (87,825)             (90,855)            (12,219)             (72,562)
Equity in income of unconsolidated investments                  --                   --                  --                  553
                                                         ---------            ---------            --------            ---------
     Net earnings.............................           $ 117,364            $  94,858            $ 19,704            $  68,000
                                                         =========            =========            ========            =========

CONDENSED FINANCIAL INFORMATION OF INDIVIDUALLY SIGNIFICANT UNCONSOLIDATED REAL ESTATE AFFILIATES

We own 52.5% of the membership interest of The Woodlands Land Development Company, L.P., The Woodlands Commercial Properties Company, L.P., and The Woodlands Operating Company, L.P. ("The Woodlands Partnerships"), limited liability partnerships. The remaining 47.5% interest in The Woodlands Partnerships is owned by Morgan Stanley Real Estate Fund II, L.P.

The condensed balance sheets of The Woodlands Land Development Company, L.P. as of December 31, 2006 and 2005, and the condensed statements of operations of this venture for the years ended December 31, 2006, 2005, and 2004 are summarized as follows (in thousands):

                                                                THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.
                                                                --------------------------------------------
                                                                        2006                2005
                                                                        ----                ----
Net property and property-related deferred costs                      $386,036            $379,097
Prepaid expenses and other assets ..............                        97,977              88,926
Cash and cash equivalents ......................                        15,219                  --
                                                                      --------            --------
      Total assets .............................                      $499,232            $468,023
                                                                      ========            ========

Mortgage notes and other property debt payable .                      $321,724            $282,036
Accounts payable and other liabilities .........                        58,804              84,275
Owners' equity (deficit) .......................                       118,704             101,712
                                                                      --------            --------
      Total liabilities and owners' equity .....                      $499,232            $468,023
                                                                      ========            ========

                                                   THE WOODLANDS LAND DEVELOPMENT COMPANY, L.P.
                                             -------------------------------------------------------
                                             YEAR ENDED            YEAR ENDED           YEAR ENDED
                                             DECEMBER 31,         DECEMBER 31,          DECEMBER 31,
                                                2006                 2005                   2004
                                                ----                 ----                   ----
Revenue .........................            $ 214,497             $ 189,743             $ 159,992
Operating and interest expenses .             (142,394)             (128,269)             (114,054)
Depreciation and amortization ...               (5,218)               (4,659)               (6,454)
Gain from discontinued operations                   --                    --                 2,616
                                             ---------             ---------             ---------
      Net income ................            $  66,885             $  56,815             $  42,100
                                             =========             =========             =========

NOTE 6  MORTGAGE NOTES AND OTHER PROPERTY DEBT PAYABLE

Mortgage notes and other property debt payable are summarized as follows (in thousands):

                                                                               December 31,
                                                                         -----------------------
                                                                           2006          2005
                                                                         ----------    ---------
Fixed-rate debt:
      Collateralized mortgage notes and other debt payable               $4,674,707   $4,630,435
      Corporate and other unsecured term loans                            2,336,838    1,556,480
                                                                         ----------   ----------
      Total fixed-rate debt                                               7,011,545    6,186,915
                                                                         ----------   ----------

Variable-rate debt:
      Collateralized mortgage notes and other debt payable                  288,287      315,458
      Corporate and other unsecured term loans                                   --          700
                                                                         ----------   ----------
      Total variable-rate debt                                              288,287      316,158
                                                                         ----------   ----------
      Total                                                              $7,299,832   $6,503,073
                                                                         ==========   ==========

As of December 31, 2006, approximately $8.7 billion of land, buildings and equipment and investment land and land held for development and sale (before accumulated depreciation) have been pledged as collateral for our mortgage notes and other property debt payable. Certain properties are subject to financial performance covenants, primarily debt service coverage ratios, which we are in compliance with at December 31, 2006.

At December 31, 2006, we had a $95.0 million interest rate swap agreement that effectively fixed the LIBOR rate (5.35% at December 31, 2006) on a portion of our variable-rate debt through February 2008 at 6.1%. The rate on the underlying debt is LIBOR plus 1.3%. The swap has a notional amount of $95.0 million and the variable rate of the debt is 6.6%, fixed at 6.1%.

The agreements relating to various loans impose limitations on us. The most restrictive of these limit the levels and types of debt we and our affiliates may incur and require us and our affiliates to maintain specified minimum levels of debt service coverage and net worth. The agreements also impose restrictions on sale, lease and certain other transactions, subject to various exclusions and limitations. These restrictions have not and are not expected to limit our normal business activities as we expect to be able to access additional funds as necessary from GGP.

In February 2006, in conjunction with various refinancings by GGP, we issued a $500 million bridge loan ("Bridge Loan"). On May 5, 2006 we fully repaid the Bridge Loan with a portion of the proceeds obtained from the sale of $800 million of senior unsecured notes which provide for semi-annual payments (commencing November 1, 2006) of interest only at a rate of 6.75% and payment of the principal in full on May 1, 2013.

LETTERS OF CREDIT AND SURETY BONDS

We had outstanding letters of credit and surety bonds of approximately $200 million as of December 31, 2006. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.


NOTE 7  INCOME TAXES

Prior to the Merger, TRC was a Real Estate Investment Trust ("REIT") and generally was not subject to corporate level federal income tax on taxable income it distributed currently to its stockholders. A REIT is permitted to own securities of a TRS in an amount up to 20% of the fair value of its assets. A TRS is a taxable corporation that is used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services, and therefore a REIT is liable for federal and state income taxes with respect to such TRS entities.

Subsequent to the Merger, we are an entity disregarded for federal income tax purposes and we are not liable for federal income taxes, except with respect to our TRS entities.

As a subsidiary of GGP (which operates as a REIT), we own and operate several TRS entities that are principally engaged in the development and sale of land for residential, commercial and other uses, primarily in and around Columbia, Maryland; Summerlin, Nevada and Houston, Texas. The TRS entities also operate and/or own several retail centers and office and other properties. Except with respect to the TRS entities, management does not believe that we will be liable for significant income taxes at the federal level or in most of the states in which we operate in 2006 and future years. Current federal income taxes of the TRS entities are likely to increase significantly in future years as we exhaust the net loss carryforwards of certain TRS entities and complete certain land development projects. These increases could be significant.

Several of our taxable REIT subsidiaries are subject to an ongoing federal income tax examination. We do not believe that the outcome of these examinations will have a material adverse effect on our consolidated results of operations, cash flows, or financial position.

The provision for income taxes for the years ended December 31, 2006 and 2005 and the periods November 13, 2004 through December 31, 2004 and January 1, 2004 through November 12, 2004 are summarized as follows (in thousands):

                                                   Post-Merger basis
                             ---------------------------------------------------------------
                                         2006                             2005
                             ------------------------------   ------------------------------
                             Current    Deferred    Total      Current   Deferred    Total
                             --------   --------   --------   --------   --------   --------
Continuing
operations:
     Operating income        $29,446    $53,469    $82,915    $21,986    $26,945    $48,931
     Gains on dispositions        --         --         --         --         --         --
                             -------    -------    -------    -------    -------    -------
         Subtotal
         continuing
            operations        29,446     53,469     82,915     21,986     26,945     48,931
                             -------    -------    -------    -------    -------    -------

Discontinued
operations:
     Operating income             --         --         --         --         --         --
     Gains on dispositions        --         --         --         --         --         --
                             -------    -------    -------    -------    -------    -------
     Subtotal discontinued
            operations            --         --         --         --         --         --
                             -------    -------    -------    -------    -------    -------
                             $29,446    $53,469    $82,915    $21,986    $26,945    $48,931
                             =======    =======    =======    =======    =======    =======

                                     Post-Merger basis                Pre-Merger basis
                             ------------------------------   --------------------------------
                                    November 13 through               January 1 through
                                     December 31, 2004                November 12, 2004
                             ------------------------------   --------------------------------
                              Current   Deferred    Total     Current     Deferred     Total
                             --------   --------   --------   --------    --------    --------
Continuing
operations:
     Operating income           397      1,595     $1,992     $2,760      $61,181      63,941
     Gains on dispositions       --         --         --         --        2,494       2,494
                               ----     ------     ------     ------      -------     -------
         Subtotal
         continuing
            operations          397      1,595      1,992      2,760       63,675      66,435
                               ----     ------     ------     ------      -------     -------

Discontinued
operations:
     Operating income            --         --         --        (28)         (35)        (63)
     Gains on dispositions       --         --         --         --        3,134       3,134
                               ----     ------     ------     ------      -------     -------
     Subtotal discontinued
            operations           --         --         --        (28)       3,099       3,071
                               ----     ------     ------     ------      -------     -------
                               $397     $1,595     $1,992     $2,732      $66,774     $69,506
                               ====     ======     ======     ======      =======     =======

Income tax expense attributable to continuing operations is reconciled to the amount computed by applying the federal corporate tax rate as follows (in thousands):


                                                                                   Post-Merger basis               Pre-Merger basis
                                                                         ---------------------------------------   -----------------
                                                                                                  November 13        January 1
                                                                                                    through           through
                                                                           2006       2005     December 31, 2004   November 12, 2004
                                                                           ----       ----     -----------------   -----------------

Tax at statutory rate on income from continuing operations before
  income taxes                                                           $ 28,722    $ 26,073       $ 5,711            $18,059
Increase (decrease) in valuations allowance, net                              222          --        (1,719)            25,115
State income taxes, net of federal income tax benefit                       2,808         352           115               (580)
Tax at statutory rate on (income) loss not subject to federal income
 taxes and other permanent differences                                     51,163     22,506        (2,115)            23,841
                                                                         --------    --------       -------            -------
      Income tax expense                                                 $ 82,915    $ 48,931       $ 1,992            $66,435
                                                                         ========    ========       =======            =======

Net deferred tax assets (liabilities) are summarized as follows (in thousands):

                                      2006             2005
                                   -----------      -----------
Total deferred tax assets          $    14,196      $     6,480
Total deferred tax liabilities      (1,302,205)      (1,286,576)
                                   -----------      -----------
Net deferred tax liabilities       $(1,288,009)     $(1,280,096)
                                   ===========      ===========

The tax effects of temporary differences and loss carryforwards included in the net deferred tax assets (liabilities) at December 31, 2006 and 2005 are summarized as follows (in thousands):

                                                                         2006             2005
                                                                      -----------      -----------
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of interest and
  certain other costs                                                 $(1,166,243)     $(1,302,947)
Deferred income                                                          (291,634)        (205,857)
Interest deduction carryforwards                                          142,177          163,193
Operating loss and tax credit carryforwards                                27,691           65,515
                                                                      -----------      -----------
     Total                                                            $(1,288,009)     $(1,280,096)
                                                                      ===========      ===========

The deferred tax assets relate primarily to operating losses and interest deduction carryforwards for federal income tax purposes. A valuation allowance has been established due to the uncertainty of realizing operating loss and interest deduction carryforwards of certain TRS entities. Reversals of other valuation allowances of $25.6 million in 2005 related to certain tax loss carryforwards that we were previously unable to conclude were more likely than not to be realized. This amount is reflected as an adjustment to goodwill. Based on projections of future taxable income, management believes that it is more likely than not that the deferred tax assets at December 31, 2006 and 2005, will be realized. The amount of the deferred tax assets considered realizable could be reduced in the near term, however, if estimates of future taxable income are reduced. Deferred income taxes will become payable as temporary differences reverse (primarily due to the completion of land development projects) and TRS net operating loss carryforwards are exhausted.

The TRS net operating loss, charitable contributions, and capital loss carryforwards at December 31, 2006 for federal income tax purposes were approximately $42.6 million in total and will begin to expire in 2007. The TRS interest deduction carryforwards at December 31, 2006 for Federal income tax purposes were approximately $405.5 million and do not expire.

Several of our subsidiaries and partnerships in which we have an interest are currently under examination by the Internal Revenue Service. Although we believe our tax returns are correct, the final determination of tax audits and any related litigation could be different than that which was reported on the returns. In the opinion of management, we have made adequate tax provisions for years subject to examination.

During the first quarter of 2007, we expect to complete an internal restructuring of certain of our operating properties that are currently owned by TRS entities. We currently estimate that the restructuring will reduce our deferred tax liability by approximately $300 million.

NOTE 8  RENTALS UNDER OPERATING LEASES

We, as lessee, have entered into operating leases, primarily for land at operating properties, expiring at various dates through 2072. Rents under such leases aggregated $12.0 million in 2006, $14.4 million in 2005, $2.0 million in the period November 13, 2004 to December 31, 2004 (including a purchase price adjustment of $1.0 million), and $5.1 million in the period January 1, 2004 to November 12, 2004, including contingent rents. In addition, we are responsible for real estate taxes, insurance and maintenance expenses. Minimum rent payments due under operating leases in effect at properties included in continuing operations at December 31, 2006 are summarized as follows (in thousands):

2007                                               $ 11,684
2008                                                 11,706
2009                                                 11,729
2010                                                 11,752
2011                                                 11,776
Subsequent                                          490,471

Minimum rents to be received from tenants under operating leases in effect at properties included in continuing operations at December 31, 2006 are summarized as follows (in thousands):

2007                                               $524,646
2008                                                480,028
2009                                                427,554
2010                                                372,735
2011                                                314,383
Subsequent                                          913,281

Rents under finance leases aggregated $8.4 million in 2006, $9.0 million in 2005, and $8.9 million in 2004.

Minimum rent payments to be received from tenants under finance leases in effect at December 31, 2006 are summarized as follows (in thousands):

2007                                               $ 8,284
2008                                                 8,284
2009                                                 7,266
2010                                                 7,062
2011                                                 7,062
Subsequent                                          28,275

NOTE 9  TRANSACTIONS WITH AFFILIATES

Management fees primarily represent management and leasing fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates and for properties owned by third parties. Fees charged to the Unconsolidated Properties totaled approximately $15.0 million in 2006, $10.9 million in 2005, $1.5 million for the period November 13, 2004 to December 31, 2004, and $7.9 million for the period January 1, 2004 to November 12, 2004. Such fees are recognized as revenue when earned. GGP directly performs functions such as payroll, benefits, and insurance for TRCLP and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLP. Effective January 1, 2007, RPMI merged into General Growth Management, Inc. ("GGMI"), a wholly owned subsidiary of GGP.

NOTE 10  STOCK-BASED COMPENSATION PLANS

We had stock option plans that awarded options to purchase shares of common stock to our directors, officers and employees. Stock options were generally granted with an exercise price equal to the market price of the common stock on the date of grant, typically vested over a three- to five-year period, subject to certain conditions, and had a maximum term of ten years. These stock option plans were terminated following the Merger.

As a result of the Merger, there were no options outstanding as of November 12, 2004. Expense recognized for stock options granted to employees of our unconsolidated ventures was insignificant.

Under our stock bonus plans, shares of common stock were awarded to our directors, officers and employees. Shares awarded under the plans were typically subject to forfeiture restrictions which lapsed at defined annual rates. These stock bonus plans were terminated following the Merger.

NOTE 11  PENSION, POST-RETIREMENT AND DEFERRED COMPENSATION PLANS

We had a qualified defined benefit pension plan ("funded plan") that covered substantially all employees, and nonqualified unfunded defined benefit pension plans that primarily covered participants in the funded plan whose defined benefits exceed the plan's limits ("supplemental plan"). In April 2003, we modified our funded plan and our supplemental plan so that covered employees would not earn additional benefits for future services. In February

2004, we adopted a proposal to terminate our funded and supplemental plans. On October 4, 2004, we began distributing the funded plan's assets to its beneficiaries. Concurrent with the first distributions from the funded plan, we terminated our supplemental plan by merger into our nonqualified supplemental defined contribution plan. As of December 31, 2004 the distributions were completed. We incurred settlement losses of $34.8 million in 2004 related to lump-sum distributions made primarily as a result of the plan termination in 2004 and retirements as a result of organizational changes. The lump-sum distributions were paid to participants primarily from assets of our funded plan, or with respect to the supplemental plan, from contributions made by us.

The remaining nonqualified plan benefit obligations relate to The Rouse Company Board of Director's plan which has been curtailed as a result of the Merger and resulted in a curtailment loss of $0.1 million.

We had a qualified defined contribution plan and a nonqualified supplemental defined contribution plan available to substantially all employees. In 2004, we matched 100% of participating employees' pre-tax contributions up to a maximum of 3% of eligible compensation and 50% of participating employees' pre-tax contributions up to an additional maximum of 2% of eligible compensation. In an action related to the curtailment of the funded and supplemental plans, we added new components to the defined contribution plans under which we either made or accrued discretionary contributions to the plans for all employees. Expenses related to these plans were $5.9 million in 2004. Our defined contribution plans were merged effective April 1, 2005 with those defined contribution plans offered by General Growth Properties, Inc., and our former employees, now as employees of GGP in 2005, participate in such plans.

The supplemental plan obligations were $17.3 million at October 4, 2004. On August 20, 2004, we funded an irrevocable trust for the participants in our supplemental plan and our nonqualified supplemental defined contribution plan with cash of approximately $27.2 million and the transfer of marketable securities valued at approximately $25.2 million.

We also had a retiree benefits plan that provided postretirement medical and life insurance benefits to full-time employees who met minimum age and service requirements. We paid a portion of the cost of participants' life insurance coverage and made contributions to the cost of participants' medical coverage based on years of service, subject to a maximum annual contribution. Effective December 31, 2004, modifications were made to the plan so that employees retiring on or after January 1, 2005 would no longer be eligible for this benefit. The curtailment of this plan required us to immediately recognize all unamortized prior service credit and unrecognized transition obligation and resulted in a curtailment gain of approximately $3 million in 2004. As of December 31, 2005, the retiree benefit plan was terminated as to all participants with unvested benefits.

The net pension cost includes the following components (in thousands):

                                                          Pre-Merger basis
                                                         -------------------
                                                         Period January 1 to
                                                          November 12, 2004
                                                         -------------------
Interest cost on projected benefit obligations                 $ 3,167
Expected return on funded plan assets                           (2,906)
Prior service cost recognized                                       30
Net actuarial loss recognized                                    1,184
                                                               -------
     Net pension cost before special events                      1,475

Special events:
     Settlement losses                                          34,839
     Curtailment loss                                              136
                                                               -------
        Net pension cost after special events                  $36,450
                                                               =======

The curtailment and settlement losses in 2004 are included in other provisions and losses, net, in the consolidated statements of operations and comprehensive income (loss) (see Note 12).

The net postretirement benefit cost includes the following components (in thousands):

                                                            Post-Merger basis            Pre-Merger basis
                                                        --------------------------     ---------------------
                                                           Period November 13           Period January 1 to
                                                          to December 31, 2004           November 12, 2004
                                                        --------------------------     ---------------------
Service cost                                                      $  48                      $  312
Interest cost on accumulated benefit obligations                    136                         879
Net actuarial loss recognized                                        19                         124
Amortization of prior service cost                                  (32)                       (209)
                                                                   ----                      ------
     Net postretirement benefit cost before
     special events                                                $171                      $1,106
                                                                   ====                      ======

We also had a deferred compensation program which permitted directors and certain management employees to defer portions of their compensation on a pre-tax basis. The effect of this program on net income was insignificant in 2004. Future contributions into the program were terminated on December 31, 2004 as a result of the Merger.

NOTE 12 OTHER PROVISIONS AND LOSSES, NET

Other provisions and losses, net, are summarized as follows (in thousands):

                                                                      Pre-Merger basis
                                                                   ----------------------
                                                                   Period January 1, 2004
                                                                 through November 12, 2004
                                                                 -------------------------
Costs of Merger with GGP                                                   $ 52,519
Interest and penalties for tax related matters (see Note 7)                  45,571
Pension and post-retirement plan curtailment loss (see Note 11)                 136
Pension plan settlement losses (see Note 11)                                 34,839
Other                                                                           206
                                                                           --------
     Total                                                                 $133,271
                                                                           ========

* There were no significant other provisions for 2006, 2005 or for the period November 13, 2004 to December 31, 2004.

As a result of the Merger, we recognized significant Merger-related costs. We incurred approximately $32.5 million in professional service fees and other costs in connection with the Merger transaction and $20 million for a contribution to The Rouse Company Foundation, a charitable organization that is neither owned nor controlled by us, that was required under the Merger agreement.

One of the conditions for closing the Merger was that we deliver to GGP an opinion of tax counsel acceptable to GGP with respect to our qualification as a REIT. In preparing for the Merger, we discovered that we may have had non-REIT earnings and profits that we did not distribute to our shareholders. These earnings and profits included non-REIT earnings and profits we would have succeeded to in 2001 if a tax election we made in 2001 with respect to one of our subsidiaries was determined to be invalid. Such earnings and profits also included earnings and profits which might be attributed to certain intercompany transactions. Based on advice from our outside legal counsel who assisted us with REIT tax matters and our internal analysis, we believed that paying additional distributions to our shareholders (which we refer to as extraordinary dividends) and making payments of additional tax, interest and penalties were the most expedient courses of action to take. On November 9, 2004, we entered into an agreement with the Internal Revenue Service ("IRS") to settle these matters and treat the payment of extraordinary dividends as satisfying our distribution requirements. The amount of the extraordinary dividend paid was $238 million. Additionally, we paid approximately $23.2 million of interest and a penalty of approximately $22.4 million to the IRS under the terms of the closing agreement with the IRS. As a result of these payments, we were able to deliver to GGP an acceptable opinion of tax counsel with respect to our REIT status.

We had a qualified defined benefit pension plan ("funded plan") that covered substantially all employees, and nonqualified unfunded defined benefit pension plans that primarily covered participants in the funded plan whose defined benefits exceed the plan's limits ("supplemental plan"). In 2003, we modified our funded plan and our supplemental plan so that covered employees would not earn additional benefits for future services. In February

2004, we adopted a proposal to terminate our funded and supplemental plans. On October 4, 2004, we began distributing the funded plan's assets to its beneficiaries. Concurrent with the first distributions from the funded plan, we terminated our supplemental plan by merger into our nonqualified supplemental defined contribution plan. As of December 31, 2004 the distributions were completed. We incurred settlement losses of $34.8 million in 2004 related to lump-sum distributions made primarily as a result of the plan termination in 2004 and retirements as a result of organizational changes. The lump-sum distributions were paid to participants primarily from assets of our funded plan, or with respect to the supplemental plan, from contributions made by us.


NOTE 13  OTHER ASSETS AND LIABILITIES

The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2006 and December 31, 2005 (in thousands):


                                                   2006          2005
                                                  --------     --------
Below-market ground leases                        $279,071     $349,788
Receivables - finance leases and bonds              91,147      114,115
Security and escrow deposits                        42,474       54,852
Real estate tax stabilization agreement             83,378       87,188
Special Improvement District receivable             64,819       66,206
Above-market tenant leases                          53,658       77,094
Prepaid expenses                                    22,632       22,790
Funded defined contribution plan assets                 --       20,062
Other                                               27,714       22,777
                                                  --------     --------
                                                  $664,893     $814,872
                                                  ========     ========

The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2006 and December 31, 2005 (in thousands):

                                                              2006         2005
                                                            --------     --------
Accounts payable, deposits and accrued expenses             $120,091     $135,028
Below-market tenant leases                                    75,039      109,542
Construction payable                                          64,713       51,064
Accrued interest                                              54,263       46,714
Hughes participation payable                                  90,793       61,783
Accrued real estate taxes                                     15,445       11,931
Accrued payroll and other employee liabilities                 6,640       14,315
Deferred gains/income                                         18,557       27,950
Tenant and other deposits                                     20,001        6,960
Funded defined contribution plan liabilities                      --       20,062
Above-market ground leases                                    15,961       16,433
Capital lease obligations                                     14,967       19,206
Minority interest                                              5,557       26,602
Other                                                         30,456       44,089
                                                            --------     --------
                                                            $532,483     $591,679
                                                            ========     ========

NOTE 14  COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

CONTINGENT STOCK AGREEMENT

In connection with the acquisition of The Hughes Corporation ("Hughes") in 1996, we entered into a Contingent Stock Agreement ("CSA") for the benefit of the former Hughes owners or their successors ("beneficiaries"). Under terms of the CSA, additional shares of common stock (or in certain circumstances, Increasing Rate Cumulative Preferred stock) are issuable to the beneficiaries based on certain indemnification obligations and on the appraised values of four defined groups of acquired assets at specified termination dates to 2009 and/or cash flows generated from the development and/or sale of those assets prior to the termination dates ("earnout periods"). Subsequent to the Merger, shares of GGP common stock are used to satisfy distribution requirements. The distributions of additional shares, based on cash flows, are determined and payable semiannually as of June 30 and December 31. At December 31, 2006 and 2005, 1,814,810 and 755,642, respectively, of GGP shares of common stock ($81.7 million and $35.3 million, respectively) were issuable to the beneficiaries, representing their share of cash flows for the period ended December 31, 2006 and 2005.

The CSA is, in substance, an arrangement under which we and the beneficiaries will share in cash flows from development and/or sale of the defined assets during their respective earnout periods, and GGP will issue additional shares of common stock to the beneficiaries based on the value, if any, of the defined asset groups at specified termination dates. We account for the beneficiaries' shares of earnings from the assets subject to the agreement as an operating expense. We will account for any distributions to the beneficiaries in 2009, which are likely to be significant, in connection with the valuation related to assets we own as of such termination date as additional investments in the related assets (i.e., contingent consideration). All shares of TRC common stock repurchased in 2004 were subsequently issued pursuant to the CSA.

HURRICANE DAMAGES

In September 2005, two of our operating retail properties in Louisiana incurred hurricane and/or vandalism damage. Riverwalk Marketplace, which is located near the convention center in downtown New Orleans, partially reopened in November 2005. Though it is now fully opened, it is operating at levels below pre-hurricane levels as a result of reduced occupancy and tourist traffic. Oakwood Center, located in Gretna, Louisiana, is not expected to reopen until October 2007. We have comprehensive insurance coverage for both property damage and business interruption and, therefore, have recorded insurance recovery receivables for both of these coverages.

The net book value of the property damage at these properties is currently estimated to be approximately $37 million. However, we continue to assess the damage estimates and are having ongoing discussions with our insurance carriers regarding the scope of repair, cleaning, and replacement required. The actual net book value write-off could vary from this estimate. Changes to these estimates have been and will be recorded in the periods in which they are determined.

We believe it is probable that insurance proceeds will be sufficient to cover the cost of restoring the property damage and certain business interruption amounts; however, certain deductibles, limitations and exclusions are expected to apply with respect to both current and future matters. No determination has yet been made as to the total amount or timing of insurance payments. As of December 31, 2006, however, an aggregate of $32.5 million in insurance proceeds related to property damage and business interruption have been received. These proceeds have been applied against insurance recovery receivables. In addition, as certain disputes currently exist or may occur in the future with our insurance carriers, we have initiated litigation to preserve our rights concerning our claims. Finally, as of December 31, 2006, the majority of the remaining insurance recovery receivable represents the recovery of the net book value of fixed assets written off.

OTHER COMMITMENTS AND CONTINGENCIES

Construction contracts for properties in development:
      Consolidated subsidiaries, primarily related to The Shops at La Cantera                $ 14.6
      Our share of unconsolidated real estate affiliates                                        1.1
Construction and purchase contracts for land development                                       56.9
Our share of long-term ground lease obligations of unconsolidated real estate
      affiliates                                                                              118.5
                                                                                             ------
                                                                                             $191.1
                                                                                             ======

The following table summarizes the contractual maturities of our long-term debt and commitments under ground leases as of December 31, 2006. Both long-term debt and ground leases include the related purchase accounting fair value adjustments:


(In thousands)                  2007           2008           2009          2010           2011         Subsequent       Total
                             ----------     ----------     ----------     ----------     --------       ----------     ----------
Long-term debt-principal     $268,627       $960,423       $1,410,833     $1,601,313     $675,251       $2,383,385     $7,299,832
Ground lease payments          11,684         11,706           11,729         11,752       11,776          490,471        549,118
                             --------       --------       ----------     ----------     --------       ----------     ----------
                             $280,311       $972,129       $1,422,562     $1,613,065     $687,027       $2,873,856     $7,848,950
                             ========       ========       ==========     ==========     ========       ==========     ==========

NOTE 15  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. With certain limitations, early adoption is permitted. We are evaluating the impact of this new statement on our financial statements.

In September 2006, the SEC staff issued SEC Staff Accounting Bulletin ("SAB") Topic 1N, "Financial Statements -- Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 addresses how a registrant should quantify the effect of an error on the financial statements. The SEC staff concludes in SAB 108 that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance sheet perspective) methods. The adoption had no impact on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R)" ("SFAS 158") which requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. Specifically, SFAS 158 requires an employer to:

     (a) Recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status

     (b) Measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions)

     (c) Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity.

The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We have adopted SFAS 158 as of and for the year-ended December 31, 2006. Due to the immateriality of our defined benefit pension plans, the impact of the adoption of SFAS 158 was not significant to our Consolidated Financial Statements.

In September 2006, the FASB also issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not believe that the adoption of SFAS No. 157 will have a material impact on our Consolidated Financial Statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, "Accounting for Income Taxes," to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. We are evaluating the impact of FIN 48 but cannot estimate the impact to the financial statements because of the need to continue to access the sufficiency of its positions with respect to measurement and recognition, including, but not limited to, transfer pricing.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," ("SFAS 150") which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of SFAS 150 relating to measurement and classification provisions has been indefinitely postponed by the FASB. We did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. Though we have certain limited life ventures that appear to meet the criteria for liability recognition, we do not believe that the adoption of SFAS No. 150, if required, will have a material impact on our financial statements.